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Exhibit 4.10

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
TransCanada Corporation 450 - 1st Street S.W. Calgary, AB T2P 5H1
Item 2.	Date of Material Change
May 30, 2006
Item 3.	News Release
A press release was disseminated on May 30, 2006 via CCN Matthews.
Item 4.	Summary of Material Change

TransCanada Corporation ("TransCanada") announced executive leadership changes, effective June 1, 2006. The following appointments were announced: Russ Girling was appointed to the new role of President, Pipelines, previously he was Executive Vice-President ("EVP"), Corporate Development and Chief Financial Officer ("CFO"); Alex Pourbaix was appointed to the new role of President, Energy, previously he was EVP, Power; Greg Lohnes was appointed EVP and CFO, and is currently the President and Chief Executive Officer of Great Lake Gas Transmission Company, which is 50 per cent owned by TransCanada; and Sean McMaster was appointed General Counsel, previously he was Vice-President, Corporate Development, Power. Al Bellstedt, EVP, Law and Corporate announced his intention to retire in the first quarter of 2007. Mr. McMaster will be EVP Corporate and General Counsel upon Mr. Bellstedt's retirement.
Item 5.	Full Description of Material Change
Hal Kvisle, President and Chief Executive Officer of TransCanada announced changes to TransCanada's executive team, effective June 1, 2006:

• Russ Girling, previously EVP, Corporate Development and CFO, is appointed to the new role of President, Pipelines, reporting to Mr. Kvisle. Mr. Girling will be responsible for TransCanada's regulated businesses, including TransCanada's gas and oil pipelines in Canada, the U.S. and Mexico.

• Alex Pourbaix, previously EVP, Power, is appointed to the new role of President, Energy, reporting to Mr. Kvisle. Mr. Pourbaix will be responsible for TransCanada's non-regulated businesses, including power, gas storage and liquefied natural gas.

• Greg Lohnes is appointed EVP and CFO, reporting to Mr. Kvisle. Mr. Lohnes is currently President and Chief Executive Officer of Great Lakes Gas Transmission Company, which is 50 per cent owned by TransCanada. Mr. Lohnes joined TransCanada in 1993 and held various executive positions in joint venture pipelines, midstream and international areas. Mr. Lohnes was appointed to President and CEO at Great Lakes in 2000.
• Sean McMaster, previously Vice-President, Corporate Development, Power is appointed General Counsel.

Continuing to report to Mr. Kvisle are Sarah Raiss, EVP, Corporate Services; Don Wishart, EVP, Operations and Engineering; and Al Bellstedt, EVP, Law and Corporate. Dennis McConaghy, EVP, Pipeline Strategy and Development will report to Mr. Girling.
Ron Turner will transition from TransCanada over the coming months after 24 years of service, and will work with Mr. Kvisle on business opportunities for TransCanada until that time.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
The name and business number of the executive officer who is knowledgeable about the material change and this report is:
Sean McMaster General Counsel Telephone: (403) 920-2000
Item 9.	Date of Report
June 1, 2006

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FORM 51-102F3 MATERIAL CHANGE REPORT